UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-99

(Check one):	☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Petróleos Mexicanos

Full Name of Registrant

Former Name if Applicable

Avenida Marina Nacional No. 329, Colonia Verónica Anzures

Address of Principal Executive Office (Street and Number)

Ciudad del México, México 11300

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Petróleos Mexicanos (the “Company”) is unable to file its annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Annual Report”) within the prescribed time period. The Company requires additional time to finalize disclosure in its 2015 Annual Report due to the recent corporate reorganization of the Company, which resulted in an additional burden on the Company due to the added complexity of preparing, integrating and reviewing the operating and financial information of Petróleos Mexicanos, the subsidiary entities and the subsidiary companies following this reorganization.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eduardo Calvo Barbeau	(011-5255)	1944-9325
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in our results of operations from the corresponding period for the last fiscal year are reflected in our unaudited financial statements as of and for the year ended December 31, 2015 that were furnished to the Commission on Form 6-K on March 7, 2016. We expect that the results of operations reflected in the audited consolidated financial statements as of and for the year ended December 31, 2015 (prepared in accordance with IFRS as issued by the IASB) included in the 2015 Form 20-F will be consistent in all material respects with the results of operations set forth in the Form 6-K furnished to the Commission on March 7, 2015, except that our results of operations reflected in the audited consolidated financial statements as of and for the year ended December 31, 2015 will reflect a net loss of Ps. 712.6 billion, which is an increase in our net loss for the year ended December 31, 2015 of approximately Ps. 191.0 billion from the Ps. 521.6 billion net loss we reported in our unaudited financial statements for the year ended December 31, 2015. This increase in net loss results from a Ps. 248.9 billion increase in the impairment of our fixed assets as of the end of 2015 as a result of the sharp decline in crude oil prices in the fourth quarter of 2015 and changes in some criteria in the computation of the impairment, which was partially offset by a Ps. 61.7 billion decrease in income taxes primarily arising from deferred taxes.

Petróleos Mexicanos

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 3, 2016	By:	/S/ CARLOS CARAVEO SÁNCHEZ
		Name:	Carlos Caraveo Sánchez
		Title:	Associate Managing Director of Finance

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